UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Publicly Traded Company with Authorized Capital CNPJ/MF No. 90.400.888/0001-42 NIRE 35,300,332,067 MATERIAL FACT BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company"), in compliance with the provisions of CVM Resolution No. 44/21 and Article 157, Paragraph 4, of Law No. 6,404/76, and in addition to the material fact disclosed on July 30, 2026 ("July 30, 2026, Material Fact"), hereby informs its shareholders and the market in general, in connection with the intended voluntary exchange public offer in Brazil ("Brazilian Exchange Offer") and the exchange offer in the United States ("U.S. Exchange Offer" and, together with the Brazilian Exchange Offer, the "Exchange Offers"), announced by Banco Santander, S.A. ("Offeror" or "Banco Santander") and disclosed by the Company in the July 30, 2026, Material Fact, that the Company received today a communication from the Offeror informing, among others, the following: - Banco Santander has decided to enhance the terms announced on 30 July 2026, following recent market developments and feedback from stakeholders. - Banco Santander has increased the previously announced exchange ratio by 5% to make the offer more attractive for holders of Santander Brasil securities. Holders who tender their securities will now receive (i) for each unit or ADS of Santander Brasil, 0.4260 newly issued Banco Santander shares (instead of the 0.4056 announced on 30 July) and (ii) for each common share or preferred share1 of Santander Brasil, 0.2130 newly issued Banco Santander shares (instead of the 0.2028 announced on 30 July)2. - After adjusting for the dividends already paid by Banco Santander and Santander Brasil since 30 July 2026, the exchange ratios as at today's date would be 0.4246 Banco Santander shares per unit or ADS, 0.2124 per common share and 0.2122 per preferred share of Santander Brasil, already reflecting the improvement announced today. - In all cases, the Banco Santander shares will continue to be delivered in the form of Brazilian Depositary Receipts (BDRs) or ADSs, as applicable, which will be tradable on the São Paulo stock exchange and the New York Stock Exchange, respectively. - Banco Santander will seek approval from its general shareholders’ meeting for the corresponding capital increases to settle the offer at an extraordinary general shareholders’ meeting that is expected to be held on 15 December 2026. Attached to this material fact is the press release issued by Banco Santander on this 1 Each Santander Brasil unit is composed of one ordinary share and one preferred share. 2 Subject to certain adjustments for certain events that may occur between 30 July 2026 and the expiration of the offer, including potential dividends, interest on equity and/or share bonuses paid by Banco Santander and/or Santander Brasil and/or stock splits and/or reverse stock splits by either of them. Share buybacks conducted during such period shall not cause adjustment of the exchange ratio. date regarding the update to the Exchange Ratio, in its original version and English translation and a Portuguese translation. This Material Fact is for informational purposes only. This Material Fact shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Santander Brasil will keep its shareholders and the market informed of any new relevant developments related to the Exchange Offers, in accordance with applicable regulations. São Paulo, November 12, 2026 Carlos Ignacio Muñiz Gonzalez Blanch Executive Vice President and Chief Investor Relations Officer IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION In connection with the proposed transaction, Banco Santander has filed with the SEC a Registration Statement on Form F-4 that includes a prospectus and offer to exchange. Banco Santander has also filed with the CVM a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br. The information included in the Form F-4 filed with the SEC and in the draft tender offer notice filed with the CVM and B3 is preliminary and may be changed. The definitive terms and conditions of the Exchange Offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the Exchange Offers have been fulfilled, which will complement, update and supersede the information included therein. Such documents are subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Banco Santander. Any person at any time making any investment decision must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in the definitive offer documentation having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in other documents. No investment activity should be undertaken on the basis of the information contained herein or in such documents. In making such documents available Banco Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Banco Santander or Santander Brasil or in any other securities or investments whatsoever. This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law. Forward-Looking Statements This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Brasil or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations. Risks and uncertainties include, among other things: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire Santander Group or core subsidiaries. Additionally, important factors that could cause Banco Santander’s and/or Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Banco Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable: • risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction; • the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals; • disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; • the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Banco Santander or Santander Brasil; • the risk that the transaction could have an adverse effect on the ability of Banco Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; • the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; • the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares or BDRs, each representing the right to receive one of its ordinary shares, or , in connection with the proposed transaction; and • compliance with regulatory requirements. All such factors are difficult to predict and are beyond Banco Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM. You can obtain copies of Banco Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (www.cvm.gov.br). Other factors that may cause actual results to differ materially include those that are set forth in the Registration Statement on Form F- 4 and the related Offer to Exchange/Prospectus, the Tender Offer Notice, and those that will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents to be filed by Banco Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander mejora un 5% la ecuación de canje de la oferta prevista para adquirir las acciones de Santander Brasil que aún no posee • La ecuación de canje mejora hasta 0,4260 acciones de Banco Santander por cada unit de Santander Brasil y de 0,2130 por cada acción ordinaria o preferente, antes de los ajustes correspondientes a los dividendos pagados desde el 30 de julio. • La contraprestación consistirá en acciones de nueva emisión de Banco Santander, que representarán hasta aproximadamente el 1,1% de su capital social actual. Madrid, 12 de noviembre de 2026 - NOTA DE PRENSA Banco Santander ha decidido mejorar las condiciones anunciadas el 30 de julio de 2026 para la oferta voluntaria que tiene previsto lanzar para adquirir todas las acciones ordinarias, acciones preferentes, units (unidades) y American Depositary Shares (ADS) de Santander Brasil emitidas y en circulación que aún no posee, representativas de aproximadamente el 10% del capital social de Santander Brasil, mediante ofertas de canje simultáneas en Brasil y Estados Unidos, tras la evolución reciente de los mercados y los comentarios recibidos de los grupos de interés. Banco Santander ha incrementado en un 5% la ecuación de canje anunciada anteriormente con el objetivo de hacer la oferta más atractiva para los titulares de valores de Santander Brasil. Los titulares que acudan a la oferta recibirán ahora (i) por cada unit o ADS de Santander Brasil, 0,4260 acciones de nueva emisión de Banco Santander (frente a las 0,4056 anunciadas el 30 de julio) y (ii) por cada acción ordinaria o preferente1 de Santander Brasil, 0,2130 acciones de nueva emisión de Banco Santander (frente a las 0,2028 anunciadas el 30 de julio)2. Tras ajustar los dividendos ya pagados por Banco Santander y Santander Brasil desde el 30 de julio de 2026, las ecuaciones de canje a fecha de hoy serían de 0,4246 acciones de Banco Santander por cada unit o ADS, 0,2124 por cada acción ordinaria y 0,2122 por cada acción preferente de Santander Brasil, reflejando ya la mejora anunciada hoy. En todos los casos, las acciones de Banco Santander seguirán entregándose en forma de Brazilian Depositary Receipts (BDR) o ADS, según corresponda, y cotizarán en las bolsas de São Paulo y Nueva York, respectivamente. En caso de aceptación total de la oferta, Banco Santander emitiría aproximadamente 166 millones de nuevas acciones, equivalentes a alrededor del 1,1% de su capital social actual, y la contraprestación máxima ascendería a aproximadamente 1.900 millones de euros, tomando como referencia el precio de cierre de mercado de ayer. 1 Cada unit de Santander Brasil está compuesta por una acción ordinaria y una acción preferente. 2 Sujeto a determinados ajustes por ciertos acontecimientos que puedan producirse entre el 30 de julio de 2026 y el vencimiento de la oferta, incluidos posibles dividendos, intereses sobre el capital y/o bonificaciones en acciones pagados por Banco Santander y/o Santander Brasil, así como desdoblamientos y/o agrupaciones de acciones realizados por cualquiera de ellos. Las recompras de acciones realizadas durante dicho periodo no darán lugar a ajustes en la ecuación de canje. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 2 Banco Santander someterá a la aprobación de sus accionistas las correspondientes ampliaciones de capital necesarias para atender la oferta en una junta general extraordinaria de accionistas, cuya celebración está prevista para el 15 de diciembre de 2026. Como se indicó anteriormente, la operación está plenamente alineada con la estrategia de Santander de generar valor para el accionista a largo plazo y responde al marco disciplinado de asignación de capital del grupo. Constituye una alternativa atractiva frente a otras opciones de asignación de capital, y al mismo tiempo tiene un impacto neutro sobre la ratio de capital del grupo. Teniendo en cuenta las nuevas condiciones de la oferta, se espera que contribuya a aumentar el beneficio por acción en aproximadamente un 0,3% a partir de 2029 y el valor contable tangible por acción en aproximadamente un 0,6%, además de generar una atractiva rentabilidad sobre el capital, de acuerdo con las expectativas actuales del mercado. Asimismo, contribuirá a reforzar el crecimiento del beneficio del grupo a largo plazo y su capacidad de generación orgánica de capital en los próximos años. Para los accionistas minoritarios de Santander Brasil, la oferta representa una atractiva oportunidad para materializar el valor de su inversión con una prima sobre el precio de mercado y, ahora, en mejores condiciones que las anunciadas el 30 de julio. Al mismo tiempo, les permitirá convertirse en accionistas de uno de los principales grupos financieros del mundo, con una base de generación de beneficios más amplia, una rentabilidad resiliente y una trayectoria contrastada de creación de valor sostenible. El lanzamiento de la oferta y la propia oferta estarán sujetos a las condiciones habituales en este tipo de operaciones, entre ellas la obtención de las autorizaciones regulatorias correspondientes, la aprobación por la junta general extraordinaria de accionistas de Banco Santander de los correspondientes aumentos de capital y la ausencia de cualquier cambio materialmente adverso. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 3 INFORMACIÓN IMPORTANTE PARA LOS INVERSORES SOBRE LA TRANSACCIÓN PROPUESTA En relación con la transacción propuesta, Banco Santander, S.A. (“Santander”) ha presentado ante la U.S. Securities and Exchange Commission (la “SEC”) un documento de registro en el Formulario F-4 que incluye un folleto y una oferta de canje. Santander también ha presentado ante la Comissão de Valores Mobiliários brasileña ("CVM") un Edital de Oferta Pública de Aquisição (Tender Offer Notice) en relación con la transacción y la oferta prevista, según lo exigido por la legislación aplicable. SE INSTA A LOS INVERSORES Y TITULARES DE VALORES A QUE LEAN EL DOCUMENTO DE REGISTRO, EL FOLLETO, LA OFERTA DE CANJE, EL EDITAL DE OFERTA PÚBLICA DE AQUISIÇÃO Y TODOS LOS DEMÁS DOCUMENTOS RELEVANTES QUE HAYAN SIDO PRESENTADOS ANTE LA SEC Y LA CVM EN RELACIÓN CON LA TRANSACCIÓN PROPUESTA, YA QUE CONTIENEN INFORMACIÓN IMPORTANTE. Todos los documentos presentados ante la SEC están disponibles de forma gratuita en la página web de la SEC en www.sec.gov y a través de la página web de la CVM en www.cvm.gov.br. La información incluida en el Formulario F-4 presentado ante la SEC y en el borrador del edital de oferta pública presentado ante la CVM y B3 es preliminar y puede ser modificada. Los términos y condiciones definitivos de las Ofertas de Canje y demás información relevante se incluirán en la documentación definitiva de la oferta, que se preparará y publicará en su momento con ocasión del lanzamiento formal una vez se hayan cumplido las condiciones anunciadas para el inicio de las Ofertas de Canje, documentación que complementará, actualizará y sustituirá la información aquí incluida. Dichos documentos están sujetos a, y deben leerse conjuntamente con, el resto de la información disponible públicamente, incluido, en su caso, cualquier documento de divulgación más completo publicado por Santander. Cualquier persona que en cualquier momento adopte una decisión de inversión deberá hacerlo únicamente sobre la base de su propio criterio en cuanto a los méritos o la idoneidad de los valores para su finalidad, y únicamente sobre la base de la información contenida en la documentación definitiva de la oferta, habiendo recabado el asesoramiento profesional o de otro tipo que considere necesario o adecuado en las circunstancias, y no basándose en la información contenida en otros documentos. No deberá emprenderse ninguna actividad de inversión sobre la base de la información contenida en el presente documento o en dichos documentos. Al poner a disposición dichos documentos, Santander no presta ningún asesoramiento ni formula ninguna recomendación de comprar, vender u operar de cualquier otro modo con acciones de Santander o de Santander Brasil, ni con ningún otro valor o inversión. Este documento no constituye una oferta de valores para su venta en los Estados Unidos, Brasil, España, el Reino Unido, Polonia, México o cualquier otro lugar. No se realizará ninguna oferta de valores en los Estados Unidos salvo de conformidad con el registro previsto en la U.S. Securities Act de 1933, en su versión vigente, o al amparo de una exención de la misma, y no se realizará ninguna oferta de valores en Brasil, España, el Reino Unido, Polonia o México salvo de conformidad con la legislación aplicable. Manifestaciones sobre previsiones y estimaciones Esta comunicación contiene “manifestaciones sobre previsiones y estimaciones”, que pueden identificarse con términos como esperar, proyectar, anticipar, debería, pretender, probabilidad, riesgo, objetivo, meta, estimación, futuro y expresiones similares, e incluyen, a título enunciativo pero no limitativo, manifestaciones de naturaleza predictiva que dependen de, o hacen referencia a, eventos, condiciones, circunstancias o al rendimiento futuro de Santander o de Banco Santander (Brasil), S.A. (“Santander Brasil”) o de sus respectivas entidades vinculadas, incluso como resultado de la ejecución de las transacciones descritas en el presente documento. Estas manifestaciones se basan en las expectativas actuales de la dirección y están inherentemente sujetas a incertidumbres y cambios en las circunstancias, y diversos riesgos, incertidumbres y otros factores importantes podrían provocar que los desarrollos y resultados reales difieran sustancialmente de las expectativas actuales. Entre los riesgos e incertidumbres se incluyen, entre otros, los siguientes: • condiciones económicas o sectoriales generales (por ejemplo, una recesión económica; una mayor volatilidad en los mercados de capitales; inflación; deflación; cambios demográficos, en el gasto de los consumidores o en los hábitos de inversión o ahorro; y los efectos de los conflictos armados en Ucrania y Oriente Medio, o la aparición de emergencias de salud pública en la economía global) en las áreas en las que tenemos operaciones o inversiones significativas; • exposición a riesgos operativos, incluidos los ciberataques, las brechas de datos, la pérdida de datos y otros incidentes de seguridad; • exposición a riesgos de mercado (por ejemplo, riesgos derivados de los tipos de interés, los tipos de cambio, los precios de la renta variable y los nuevos índices de referencia); • posibles pérdidas derivadas de la amortización anticipada de préstamos, la depreciación de garantías o el riesgo de contraparte; • inestabilidad política en España, el Reino Unido, otros países europeos, América Latina y los Estados Unidos; • cambios en las políticas monetarias, fiscales y de inmigración y tensiones comerciales, incluida la imposición de aranceles y las correspondientes medidas de represalia; • cambios legislativos, regulatorios o fiscales (incluidos los requisitos regulatorios de capital y liquidez) y una mayor regulación derivada de crisis financieras; • adquisiciones, integraciones, desinversiones y los desafíos derivados de desviar los recursos y la atención de la dirección de otras oportunidades estratégicas y cuestiones operativas; Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 4 • el riesgo reputacional y las posibles reacciones adversas de los grupos de interés, incluidos efectos adversos sobre el precio de mercado de nuestros valores; • condiciones, normativas, objetivos y fenómenos meteorológicos relacionados con el clima; • la incertidumbre sobre el alcance de las actuaciones que puedan ser necesarias por nuestra parte, por parte de los gobiernos y de otros agentes para alcanzar objetivos relacionados con cuestiones climáticas, medioambientales y sociales, así como la naturaleza cambiante de la ciencia subyacente y los posibles conflictos e incoherencias entre normas y regulaciones gubernamentales; • nuestras propias decisiones y actuaciones, incluidas aquellas que afecten o modifiquen nuestras prácticas, operaciones, prioridades, estrategias, políticas o procedimientos; y • cambios que afecten a nuestro acceso a liquidez y financiación en condiciones aceptables, especialmente como consecuencia de variaciones en los diferenciales de crédito o de una rebaja en la calificación crediticia de todo el grupo o de sus filiales principales. Adicionalmente, entre los factores importantes que podrían provocar que los resultados reales, la situación financiera y los logros de Santander y de Santander Brasil difieran sustancialmente de los indicados en estas manifestaciones sobre previsiones y estimaciones se incluyen, además de los establecidos en las comunicaciones presentadas por Santander y Santander Brasil ante la SEC y la CVM, según corresponda: • riesgos relacionados con la transacción propuesta, incluidas incertidumbres sobre si se otorgarán determinadas exenciones conforme a la legislación de valores estadounidense, el riesgo de que las condiciones para el inicio y/o la consumación de la transacción propuesta no se reciban o cumplan de manera oportuna o en ningún momento, y el riesgo de que los accionistas de Santander Brasil no aporten sus valores en la transacción propuesta o no apoyen de otro modo los términos de la misma; • el calendario previsto y la probabilidad de cierre de la transacción, incluidos el calendario, la obtención y los términos y condiciones de cualesquiera autorizaciones regulatorias o de accionistas que sean necesarias; • la alteración que puedan sufrir las actividades comerciales de las partes como consecuencia del anuncio y la tramitación de la transacción propuesta; • el riesgo de que los asuntos relacionados con la transacción pudieran tener efectos adversos sobre el precio de mercado de los valores de Santander o de Santander Brasil; • el riesgo de que la transacción pudiera tener un efecto adverso sobre la capacidad de Santander o de Santander Brasil para retener clientes y retener y contratar personal clave, y mantener relaciones con sus proveedores y clientes; • la posibilidad de que la transacción propuesta resulte más costosa de completar de lo anticipado, incluso como consecuencia de factores o acontecimientos imprevistos; • la dilución derivada de la emisión por parte de Santander de acciones ordinarias adicionales y de los correspondientes American depositary shares, cada uno de los cuales representa el derecho a recibir una de acciones ordinarias (“ADS”), o Brazilian Depositary Receipts, cada uno de los cuales representa el derecho a recibir una de sus acciones ordinarias ("BDRs"), en relación con la transacción propuesta; y • el cumplimiento de los requisitos regulatorios. Todos estos factores son difíciles de predecir y escapan al control de Santander y de Santander Brasil, incluidos aquellos otros riesgos e incertidumbres tratados en (i) las comunicaciones presentadas por Santander ante la SEC, incluidos los apartados “Factores de Riesgo” y “Advertencia sobre Manifestaciones sobre Previsiones y Estimaciones” del informe anual más reciente de Santander en el Formulario 20- F y los posteriores 6-K presentados ante, o remitidos a, la SEC, y (ii) las comunicaciones presentadas por Santander Brasil ante la SEC y la CVM, según corresponda, incluidos los apartados “Factores de Riesgo” y “Manifestaciones sobre Previsiones y Estimaciones” del informe anual más reciente de Santander Brasil en el Formulario 20-F y los posteriores 6-K presentados ante, o remitidos a, la SEC, y el Formulário de Referência más reciente presentado ante la CVM. Puede obtener copias de las comunicaciones presentadas por Santander y Santander Brasil, según corresponda, ante la SEC y la CVM de forma gratuita en la página web de la SEC (www.sec.gov) o en la página web de la CVM (www.cvm.gov.br). Otros factores que podrían provocar que los resultados reales difieran sustancialmente incluyen los que se establecen en el Documento de Registro en el Formulario F-4 y en la correspondiente Oferta de Canje/Folleto, el Edital de Oferta Pública de Aquisição, y los que se establecerán en la Solicitation/Recommendation Statement en el Schedule 14D-9 y en otros documentos relativos a la oferta de canje que serán presentados por Santander y Santander Brasil. Todas las manifestaciones sobre previsiones y estimaciones contenidas en esta comunicación quedan íntegramente matizadas por esta advertencia. Nuestras manifestaciones sobre previsiones y estimaciones se realizan exclusivamente a la fecha de esta comunicación y se basan en el conocimiento, la información y las opiniones disponibles a la fecha de esta comunicación. Santander no está obligado a actualizar ni revisar ninguna manifestación sobre previsiones y estimaciones, con independencia de nueva información, eventos futuros o de cualquier otra índole. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander announces a 5% increase in the exchange ratio for its intended exchange offer for the outstanding shares of Santander Brasil • The improved exchange ratio is 0.4260 Banco Santander shares per Santander Brasil unit and 0.2130 per common or preferred share, before adjustments for dividends paid since 30 July. • The consideration will continue to consist of newly issued Banco Santander shares, representing up to approximately 1.1% of the current share capital. Madrid, 12 November 2026 - PRESS RELEASE Banco Santander has decided to enhance the terms announced on 30 July 2026 for the voluntary offer it intends to launch to acquire all of Santander Brasil’s issued and outstanding common shares, preferred shares, units and American Depositary Shares (ADSs) that it does not already own, representing approximately 10% of Santander Brasil’s share capital (through concurrent exchange offers in Brazil and the US), following recent market developments and feedback from stakeholders. Banco Santander has increased the previously announced exchange ratio by 5% to make the offer more attractive for holders of Santander Brasil securities. Holders who tender their securities will now receive (i) for each unit or ADS of Santander Brasil, 0.4260 newly issued Banco Santander shares (instead of the 0.4056 announced on 30 July) and (ii) for each common share or preferred share1 of Santander Brasil, 0.2130 newly issued Banco Santander shares (instead of the 0.2028 announced on 30 July)2. After adjusting for the dividends already paid by Banco Santander and Santander Brasil since 30 July 2026, the exchange ratios as at today's date would be 0.4246 Banco Santander shares per unit or ADS, 0.2124 per common share and 0.2122 per preferred share of Santander Brasil, already reflecting the improvement announced today. In all cases, the Banco Santander shares will continue to be delivered in the form of Brazilian Depositary Receipts (BDRs) or ADSs, as applicable, which will be tradable on the São Paulo stock exchange and the New York Stock Exchange, respectively. Assuming full acceptance of the offer, Banco Santander would issue approximately 166 million new shares, equivalent to approximately 1.1% of its current share capital and the maximum consideration would be approximately €1.9 billion, based on yesterday’s closing market price. Banco Santander will seek shareholders’ approval for the corresponding capital increases to settle the offer at an extraordinary general shareholders’ meeting that is expected to be held on 15 December 2026. As previously indicated, the transaction is fully aligned with Santander's strategy of delivering long-term shareholder value creation and meets the group's disciplined capital allocation framework. It compares favourably with alternative deployment options, while remaining capital neutral. Considering the revised terms of the offer, the transaction is expected to increase earnings per share by approximately 0.3% from 2029 1 Each Santander Brasil unit is composed of one ordinary share and one preferred share. 2 Subject to certain adjustments for certain events that may occur between 30 July 2026 and the expiration of the offer, including potential dividends, interest on equity and/or share bonuses paid by Banco Santander and/or Santander Brasil and/or stock splits and/or reverse stock splits by either of them. Share buybacks conducted during such period shall not cause adjustment of the exchange ratio. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 2 and tangible book value per share by approximately 0.6%, as well as to generate an attractive return on invested capital, based on current market expectations. It is also expected to strengthen the group's long-term earnings growth and to enhance its capacity for organic capital generation in the years ahead. For Santander Brasil's minority shareholders, the offer provides an attractive opportunity to realize the value of their investment at a premium to the market price, now on improved terms compared with those announced on 30 July. At the same time, it enables them to become shareholders in one of the world's leading diversified financial groups, with a broader earnings base, resilient profitability and a proven track record of sustainable value creation. Commencement of the offer and the offer itself will be subject to customary conditions for transactions of this nature, including the obtaining of the relevant regulatory approvals, the approval by Banco Santander’s extraordinary general shareholders’ meeting of the corresponding capital increases and the absence of any material adverse change. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 3 IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a prospectus and offer to exchange. Santander has also filed with the Brazilian Comissão de Valores Mobiliários (“CVM”) a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br. The information included in the Form F-4 filed with the SEC and in the draft tender offer notice filed with the CVM and B3 is preliminary and may be changed. The definitive terms and conditions of the Exchange Offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the Exchange Offers have been fulfilled, which will complement, update and supersede the information included therein. Such documents are subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander. Any person at any time making any investment decision must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in the definitive offer documentation having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in other documents. No investment activity should be undertaken on the basis of the information contained herein or in such documents. In making such documents available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or Santander Brasil or in any other securities or investments whatsoever. This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law. Forward-Looking Statements This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander or Banco Santander (Brasil), S.A. (“Santander Brasil”) or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations. Risks and uncertainties include, among other things: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities; • climate-related conditions, regulations, targets and weather events; Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 4 • uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations ; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Additionally, important factors that could cause Santander’s and Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable: • risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction; • the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals; • disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; • the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Santander or Santander Brasil; • the risk that the transaction could have an adverse effect on the ability of Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; • the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; • the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), or Brazilian Depositary Receipts, each representing the right to receive one of its ordinary shares (“BDRs”), in connection with the proposed transaction; and • compliance with regulatory requirements. All such factors are difficult to predict and are beyond Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward- Looking Statements” sections of Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM. You can obtain copies of Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (www.cvm.gov.br). Other factors that may cause actual results to differ materially include those that are set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Tender Offer Notice, and those that will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9, and other tender offer documents to be filed by Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. Comunicação Corporativa Ciudad Grupo Santander, edifício Arrecife, andar 228660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander anuncia aumento de 5% no índice de troca da OPA de permuta que pretende lançar para adquirir as ações em circulação do Santander Brasil • O índice de troca melhorado é de 0,4260 ação do Banco Santander por unit do Santander Brasil e de 0,2130 por ação ordinária ou preferencial, antes dos ajustes referentes aos dividendos pagos desde 30 de julho. • A contraprestação continuará a consistir em novas ações do Banco Santander, representando até aproximadamente 1,1% do capital social atual. Madri, 12 de novembro de 2026 - PRESS RELEASE O Banco Santander decidiu melhorar os termos anunciados em 30 de julho de 2026 para a oferta voluntária que pretende lançar para adquirir todas as ações ordinárias, ações preferenciais, units e American Depositary Shares (ADSs) emitidas e em circulação do Santander Brasil que ele ainda não detém, representando aproximadamente 10% do capital social do Santander Brasil (por meio de ofertas públicas de permuta simultâneas no Brasil e nos Estados Unidos), em decorrência de recentes desenvolvimentos de mercado e de manifestações recebidas das partes interessadas. O Banco Santander aumentou em 5% o índice de troca anteriormente anunciado, a fim de tornar a oferta mais atrativa para os titulares de valores mobiliários do Santander Brasil. Os acionistas que aceitarem a oferta receberão agora (i) para cada unit ou ADS do Santander Brasil, 0,4260 nova ação do Banco Santander (em vez das 0,4056 anunciadas em 30 de julho) e (ii) para cada ação ordinária ou preferencial1 do Santander Brasil, 0,2130 nova ação do Banco Santander (em vez das 0,2028 anunciadas em 30 de julho)2. Após o ajuste referente aos dividendos já pagos pelo Banco Santander e pelo Santander Brasil desde 30 de julho de 2026, os índices de troca na data de hoje seriam de 0,4246 ação do Banco Santander por unit ou ADS, 0,2124 por ação ordinária e 0,2122 por ação preferencial do Santander Brasil, já refletindo a melhoria hoje anunciada. Em todos os casos, as ações do Banco Santander continuarão a ser entregues na forma de Certificados de Depósito de Ações brasileiros (BDRs) ou ADSs, conforme aplicável, que poderão ser negociados na Bolsa de São Paulo e na Bolsa de Valores de Nova York, respectivamente. Assumindo a aceitação integral da oferta, o Banco Santander emitiria aproximadamente 166 milhões de novas ações, equivalentes a aproximadamente 1,1% de seu capital social atual, e a contraprestação máxima seria de aproximadamente €1,9 bilhão, com base no preço de fechamento de mercado de ontem. O Banco Santander buscará a aprovação de seus acionistas para os correspondentes aumentos de capital destinados à liquidação da oferta em assembleia geral extraordinária de acionistas, cuja realização está prevista para 15 de dezembro de 2026. Conforme indicado anteriormente, a transação está totalmente alinhada com a estratégia do Santander de entregar criação de valor para os acionistas a longo prazo e atende ao rigoroso quadro de alocação de capital do grupo. Ela se compara favoravelmente às opções alternativas de implantação, mantendo-se neutra em capital. Considerando os termos revisados da oferta, espera-se que a transação aumente o lucro por ação em aproximadamente 0,3% a partir de 2029 e o valor contábil tangível por ação (TBV/ação) em aproximadamente 0,6%, além de gerar um retorno atraente sobre o capital investido, com base nas expectativas atuais do mercado. 1 Cada Unit do Santander Brasil é composta por uma ação ordinária e uma ação preferencial. 2 Sujeito a certos ajustes para determinados eventos que possam ocorrer entre 30 de julho de 2026 e o vencimento da oferta, incluindo potenciais dividendos, juros sobre ações e/ou bonificações em ações pagos pelo Banco Santander e/ou Santander Brasil e/ou desdobramentos de ações e/ou grupamentos de ações por qualquer um deles. Recompras de ações realizadas durante esse período não devem causar ajuste do índice de troca. Comunicação Corporativa Ciudad Grupo Santander, edifício Arrecife, andar 228660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 2 Também se espera que fortaleça o crescimento dos lucros de longo prazo do grupo e aumente sua capacidade de geração orgânica de capital nos próximos anos. Para os acionistas minoritários do Santander Brasil, a oferta oferece uma oportunidade atraente de realizar o valor do investimento com um prêmio em relação ao preço de mercado, agora em termos melhorados em comparação com aqueles anunciados em 30 de julho. Ao mesmo tempo, isso lhes permite tornar-se acionistas de um dos principais grupos financeiros diversificados do mundo, com uma base de lucros mais ampla, lucratividade resiliente e um histórico comprovado de criação de valor sustentável. O lançamento da oferta e a oferta em si estarão sujeitos às condições usuais de transações dessa natureza, incluindo a obtenção das aprovações regulatórias aplicáveis, a aprovação, pela assembleia geral extraordinária de acionistas do Banco Santander, dos respectivos aumentos de capital e a ausência de qualquer efeito material adverso. Comunicação Corporativa Ciudad Grupo Santander, edifício Arrecife, andar 228660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 3 INFORMAÇÕES IMPORTANTES PARA INVESTIDORES SOBRE A TRANSAÇÃO PROPOSTA Em conexão com a transação proposta, o Banco Santander, S.A. ("Santander") protocolou na Comissão de Valores Mobiliários dos EUA (U.S. Securities and Exchange Commission, a "SEC") uma Declaração de Registro no Formulário F-4, que inclui um prospecto e uma oferta de permuta. O Santander também apresentou à Comissão de Valores Mobiliários ("CVM") um Edital de Oferta Pública de Aquisição em conexão com a transação e a oferta prospectiva, conforme exigido pela legislação aplicável. INVESTIDORES E DETENTORES DE VALORES MOBILIÁRIOS SÃO INCENTIVADOS A LER A DECLARAÇÃO DE REGISTRO, O PROSPECTO, A OFERTA DE PERMUTA, O EDITAL DE OFERTA PÚBLICA E TODOS OS OUTROS DOCUMENTOS RELEVANTES QUE FORAM PROTOCOLADOS JUNTO À SEC E À CVM REFERENTES À TRANSAÇÃO PROPOSTA, POIS CONTÊM INFORMAÇÕES IMPORTANTES. Todos esses documentos arquivados na SEC estão disponíveis gratuitamente no site da SEC em www.sec.gov e no site da CVM em www.cvm.gov.br. As informações incluídas no Formulário F-4 protocolado na SEC e na minuta de edital de oferta pública protocolada na CVM e na B3 são preliminares e poderão ser alteradas. Os termos e condições definitivos das Ofertas de Permuta e outras informações relevantes serão incluídos na documentação definitiva da oferta, a ser preparada e publicada oportunamente quando do lançamento formal, uma vez cumpridas as condições anunciadas para o início das Ofertas de Permuta, a qual complementará, atualizará e substituirá as informações ali incluídas. Tais documentos estão sujeitos a, e devem ser lidos em conjunto com, todas as demais informações publicamente disponíveis, incluindo, quando relevante, qualquer documento de divulgação mais completo publicado pelo Santander. Qualquer pessoa que, a qualquer momento, tome uma decisão de investimento deverá fazê-lo exclusivamente com base em seu próprio julgamento quanto aos méritos ou à adequação dos valores mobiliários a seus objetivos e exclusivamente com base nas informações contidas na documentação definitiva da oferta, após ter obtido o aconselhamento profissional ou de outra natureza que considere necessário ou apropriado nas circunstâncias, e não com base nas informações contidas em outros documentos. Nenhuma atividade de investimento deve ser realizada com base nas informações aqui contidas ou em tais documentos. Ao disponibilizar tais documentos, o Santander não presta qualquer aconselhamento nem faz qualquer recomendação para comprar, vender ou de outra forma negociar ações do Santander ou do Santander Brasil ou quaisquer outros valores mobiliários ou investimentos. Este documento não constitui uma oferta de valores mobiliários para venda nos Estados Unidos, Brasil, Espanha, Reino Unido, Polônia, México ou em outro lugar. Nenhuma oferta de valores mobiliários será feita nos Estados Unidos, exceto em conformidade com registro sob a Lei de Valores Mobiliários dos EUA de 1933, conforme alterada, ou uma isenção da mesma, e nenhuma oferta de valores mobiliários será feita no Brasil, Espanha, Reino Unido, Polônia ou México, exceto conforme a legislação aplicável. Declarações Prospectivas Esta comunicação contém "declarações prospectivas", que podem ser identificadas por palavras como "esperar", "projetar", "antecipar", "deveria", "pretender", "probabilidade", "risco", "alvo", "meta", "objetivo", "estimativa", "futura" e expressões similares, incluindo, mas não se limitando a, declarações de natureza preditiva que dependem ou se referem a eventos, condições, circunstâncias ou o desempenho futuro do Santander ou do Banco Santander (Brasil) S.A. ("Santander Brasil") ou de suas respectivas afiliadas, inclusive como resultado da implementação das transações aqui descritas. Essas declarações são baseadas nas expectativas atuais da administração e estão inerentemente sujeitas a incertezas e mudanças nas circunstâncias, além de que vários riscos, incertezas e outros fatores importantes podem fazer com que desenvolvimentos e resultados reais difiram materialmente das expectativas atuais. Riscos e incertezas incluem, entre outras coisas: • condições gerais econômicas ou de indústria (por exemplo, uma recessão econômica; maior volatilidade nos mercados de capitais; inflação; deflação; mudanças demográficas, gastos do consumidor, hábitos de investimento ou poupança; e os efeitos dos conflitos armados na Ucrânia e no Oriente Médio, ou o surto de emergências de saúde pública na economia global) em áreas onde temos operações ou investimentos significativos; • exposição a riscos operacionais, incluindo ataques cibernéticos, vazamentos de dados, perdas de dados e outros incidentes de segurança; • exposição a riscos de mercado (por exemplo, riscos de taxas de juros, câmbio, preços de ações e novos índices de referência); • perdas potenciais por pagamento antecipado de empréstimos, depreciação de garantia ou risco de contraparte; • instabilidade política na Espanha, Reino Unido, outros países europeus, América Latina e EUA; • mudanças nas políticas monetárias, fiscais e de imigração e tensões comerciais, incluindo a imposição de tarifas e respostas retaliatórias; • mudanças legislativas, regulatórias ou fiscais (incluindo requisitos regulatórios de capital e liquidez) e maior regulamentação motivada por crises financeiras; • aquisições, integrações, desinvestimentos e desafios decorrentes do desvio dos recursos e da atenção da administração de outras oportunidades estratégicas e questões operacionais; • risco reputacional e possíveis reações adversas das partes interessadas, incluindo efeitos adversos no preço de mercado de nossos valores mobiliários; • condições relacionadas ao clima, regulamentos, metas e eventos meteorológicos; • incerteza sobre o alcance das ações que podem ser necessárias por nós, governos e outros para alcançar metas relacionadas ao clima, questões ambientais e sociais, bem como a natureza evolutiva da ciência subjacente e potenciais conflitos e inconsistências entre padrões e regulamentos governamentais; • nossas próprias decisões e ações, incluindo aquelas que afetam ou mudam nossas práticas, operações, prioridades, estratégias, políticas ou procedimentos; e • mudanças que afetam nosso acesso à liquidez e ao financiamento em condições aceitáveis, especialmente devido a mudanças no spread de crédito ou rebaixamento na classificação de crédito para todo o grupo ou subsidiárias principais. Comunicação Corporativa Ciudad Grupo Santander, edifício Arrecife, andar 228660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 4 Além disso, fatores importantes que podem fazer com que os reais resultados, situação financeira e conquistas do Santander e do Santander Brasil difiram materialmente daqueles indicados nessas declarações prospectivas incluem, além daqueles apresentados nos documentos do Santander e do Santander Brasil arquivados na SEC e na CVM, conforme aplicável: • riscos relacionados à transação proposta, incluindo incertezas sobre se certos alívios legais sob as leis de valores mobiliários dos EUA serão concedidos, o risco de que as condições para o início e/ou a consumação da transação proposta não sejam obtidas ou satisfeitas em tempo hábil ou de todo, e o risco de os acionistas do Santander Brasil não aderirem com seus valores mobiliários à transação proposta ou de outra forma não apoiarem os termos da transação proposta; • o momento esperado e a probabilidade de conclusão da transação, incluindo o momento, o recebimento e os termos e condições de quaisquer aprovações regulatórias ou de acionistas necessárias; • interrupção dos negócios das partes como resultado do anúncio e da pendência da transação proposta; • o risco de que questões relacionadas à transação possam ter efeitos adversos no preço de mercado dos valores mobiliários do Santander ou do Santander Brasil; • o risco de que a transação possa ter um efeito negativo na capacidade do Santander ou do Santander Brasil de reter clientes, reter e contratar pessoas-chave e manter relacionamentos com seus fornecedores e clientes; • a possibilidade de que a transação proposta possa ser mais cara de concluir do que o previsto, inclusive em decorrência de fatores ou eventos inesperados; • a diluição causada pela emissão, pelo Santander, de ações ordinárias adicionais e ações depositárias americanas correspondentes, cada uma representando o direito de receber uma de suas ações ordinárias ("ADSs"), ou Certificados de Depósito de Ações brasileiros, cada um representando o direito de receber uma de suas ações ordinárias ("BDRs"), em conexão com a transação proposta; e • cumprimento dos requisitos regulatórios. Todos esses fatores são difíceis de prever e estão fora do controle do Santander e do Santander Brasil, incluindo os outros riscos e incertezas discutidos (i) nos documentos do Santander arquivados na SEC, incluindo as seções "Fatores de Risco" e "Declaração de Advertência Sobre Declarações Prospectivas" do relatório anual mais recente do Santander no Formulário 20-F e dos subsequentes 6-K apresentados ou fornecidos à SEC e (ii) nos documentos do Santander Brasil arquivados na SEC e na CVM, conforme aplicável, incluindo as seções "Fatores de Risco" e "Declarações Prospectivas" do relatório anual mais recente do Santander Brasil no Formulário 20-F e dos subsequentes 6-K apresentados ou fornecidos à SEC e o mais recente Formulário de Referência apresentado à CVM. Você pode obter cópias dos documentos do Santander e do Santander Brasil arquivados na SEC e na CVM, conforme aplicável, gratuitamente no site da SEC (www.sec.gov) ou no site da CVM (www.cvm.gov.br). Outros fatores que podem causar diferenças relevantes dos resultados incluem aqueles apresentados na Declaração de Registro no Formulário F-4 e na Oferta de Permuta/Prospecto relacionada, no Edital de OPA, e aqueles que serão apresentados na Declaração de Solicitação/Recomendação no Anexo 14D-9 e em outros documentos de oferta pública de aquisição a serem apresentados pelo Santander e pelo Santander Brasil. Todas as declarações prospectivas nesta comunicação são qualificadas integralmente por esta declaração de advertência. Nossas declarações prospectivas se referem apenas à data desta comunicação e são informadas pelo conhecimento, informações e opiniões disponíveis até a data desta comunicação. O Santander não é obrigado a atualizar ou revisar quaisquer declarações prospectivas, independentemente de novas informações, eventos futuros ou outros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 12, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer